August 30, 2017

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Carlos Pacho, Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

Re:	Kindred Healthcare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-14057

Dear Mr. Pacho:

Kindred Healthcare, Inc. (“Kindred” or the “Company”) is submitting this letter in response to the oral comment communicated by the staff of the Securities and Exchange Commission (the “Staff”) during phone conversations between the Staff and the Company on both August 18, 2017 and August 23, 2017 related to the Company’s disclosures in its Form 10-K for the year ended December 31, 2016 and earnings release dated August 3, 2017. The Staff’s oral comment is included in this letter and is followed by the Company’s response.

Staff Oral Comment:

Results of Operations – Continuing Operations for the years ended December 31, 2016, 2015 and 2014, page 79

1.	The Staff stated that the Company’s presentation of consolidated EBITDAR as a performance measure in its earnings releases and Form 10-K and Form 10-Q is inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Alternatively, the Staff stated the Company may present consolidated EBITDA and separately present rent expense in proximity to consolidated EBITDA.

Company Response:

The Company has considered the Staff’s oral comment and will discontinue the use of consolidated EBITDAR as a performance measure after the Company’s earnings release for the quarterly period ending September 30, 2017. In the Company’s earnings release for the quarterly period ending September 30, 2017, the Company will present both consolidated EBITDAR and consolidated EBITDA with a separate disclosure of rent expense in proximity to the disclosure of consolidated EBITDA so the Company can announce to investors, creditors and securities analysts that it will discontinue the use of consolidated EBITDAR beginning in the quarterly period ending December 31, 2017. This presentation will allow investors, creditors and securities analysts to acknowledge the change for the first time and then transition to the Company’s presentation of consolidated EBITDA with a separate disclosure of rent expense in proximity to the disclosure of consolidated EBITDA. In addition, the Company will not provide consolidated EBITDAR in future public filings on Form 10-Q or Form 10-K.

Mr. Carlos Pacho

August 30, 2017

If you or the Staff has any additional questions or comments, please contact me at (502) 596-7246.

Very truly yours,

/s/ John J. Lucchese

John J. Lucchese

Senior Vice President and Chief Accounting Officer

cc:	Ms. Inessa Kessman, U.S. Securities and Exchange Commission
Mr. Stephen D. Farber, Kindred Healthcare, Inc.
Mr. Joseph L. Landenwich, Kindred Healthcare, Inc.
Mr. Nicolas Grabar, Cleary Gottlieb Steen & Hamilton LLP
Mr. Todd A. Klimek, PricewaterhouseCoopers LLP